FORM N-8F

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ] MERGER

     [X] LIQUIDATION

     [ ] ABANDONMENT OF REGISTRATION
     (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a BUSINESS  DEVELOPMENT  COMPANY (Note:  Business
         Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: VANGUARD PREFERRED STOCK FUND

3.   Securities and Exchange Commission File No.: 811-2601

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

     [X] Initial Application                     [  ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     100 VANGUARD BOULEVARD
     MALVERN, PENNSYLVANIA 19355

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     CHRISTOPHER A. WIGHTMAN
     ASSOCIATE COUNSEL
     THE VANGUARD GROUP, INC.
     100 VANGUARD BOULEVARD-V26
     MALVERN, PA 19355
     (610) 503-2320


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7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

     THE VANGUARD GROUP, INC.
     LEGAL DEPARTMENT
     100 VANGUARD BOULEVARD-V26
     MALVERN, PA 19355
     (610) 669-1000

8.   Classification of fund (check only one):

     [X] Management company;

     [ ] Unit investment trust; or

     [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X] Open-end                                [  ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     DELAWARE

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     WELLINGTON MANAGEMENT COMPANY, LLP              THE VANGUARD GROUP
     75 STATE STREET                                 P.O. BOX 2600
     BOSTON, MA 02109                                VALLEY FORGE, PA 19482

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         NOT APPLICABLE

13.  If the fund is a unit investment trust ("UIT") provide:

     (a) Depositor's name(s) and address(es): NOT APPLICABLE

     (b) Trustee's name(s) and address(es): NOT APPLICABLE

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [  ] Yes                   [X] No


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     If Yes, for each UIT state:

     Name(s):
     File No.: 811-______
     Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X] Yes           [  ] No

     If Yes, state the date on which the board vote took place:  MARCH 16, 2001

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [  ] Yes                   [X] No

     If Yes, state the date on which the shareholder vote took place:

     If No,  explain:  THE FUND WAS LIQUIDATED IN ACCORDANCE  WITH ARTICLE VIII,
     SECTION 2 OF THE FUND'S AGREEMENT AND DECLARATION OF TRUST, WHICH DOES NOT REQUIRE SHAREHOLDER APPROVAL TO LIQUIDATE THE FUND. A FINAL DISTRIBUTION WAS MADE TO SHAREHOLDERS ON JULY 27, 2001.

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes           [  ] No

     (a) If Yes,  list the  date(s) on which the fund made those  distributions:
     July 27, 2001.

     (b) Were the distributions made on the basis of net assets?

     [X] Yes                    [  ] No

     (c) Were the distributions made pro rata based on share ownership?

     [X] Yes                    [  ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e) Liquidations only:

     Were any distributions to shareholders made in kind?

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     [  ] Yes                           [X] No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

     Has the fund issued senior securities?

     [  ] Yes                           [X] No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes                    [  ] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [  ] Yes                   [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [  ] Yes                           [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?

     (c) Will the remaining assets be invested in securities?

     [  ] Yes                           [  ] No


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21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [  ] Yes                   [X] No

     If Yes,

     (a) Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
     Liquidation:

     (i)   Legal expenses:  $190
     (ii)  Accounting expenses:
     (iii) Other expenses (list and identify separately):
             $1,700 (printing and mailing expenses)
     (iv)  Total expenses (sum of lines (i)-(iii) above):  $1,890

     (b) How were those expenses allocated? The expenses were allocated to the Fund.

     (c) Who paid those expenses? The Fund.

     (d) How did the fund pay for unamortized expenses (if any)? Not Applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [  ] Yes                           [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [  ] Yes                           [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [  ] Yes                   [X] No

     If Yes, describe the nature and extent of those activities:


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VI.  MERGERS ONLY

26.  (a) State the name of the fund surviving the Merger:

     (b) State the Investment  Company Act file number of the fund surviving the
     Merger: 811-______

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

     The  undersigned  states  that (i) he or she has  executed  this  Form N-8F application  for an order under section 8(f) of the Investment  Company Act of 1940 on behalf of

     VANGUARD PREFERRED STOCK FUND, (ii) he or she is the ASSISTANT SECRETARY
     -----------------------------                        -------------------
         (Name of Fund)                                        (Title)

     of VANGUARD PREFERRED STOCK FUND, and (iii) all actions by shareholders,
        -----------------------------
              (Name of Fund)

     directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                                                     (Signature)


                                                         -----------------------
                                                              Joseph F. Dietrick
                                                             Assistant Secretary